Suite 1120, Cathedral Place,
925 West Georgia Street
Vancouver, British Columbia,
Canada V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
www.aurizon.com
Toronto Stock Exchange Ticker Symbol ARZ NYSE MKT Ticker Symbol AZK U.S. Registration (File 001-31893) News Release Issue No. 01 - 2013

January 15, 2013

 FOR IMMEDIATE RELEASE

AURIZON RESPONDS TO UNSOLICITED OFFER

Aurizon Mines Ltd. (“Aurizon” or the “Company”) [TSX:ARZ; NYSE MKT:AZK] acknowledges the announcement made on January 14, 2013 by Alamos Gold Incorporated (“Alamos”) of its commencement of an unsolicited bid (“the Alamos Offer”) for all of the issued and outstanding shares of Aurizon that it currently does not own.

The Company is in the process of reviewing and evaluating the Alamos Offer with its financial and legal advisors.  The Company expects that a special committee of the Board of Directors of the Company will be appointed to assist the Board in fulfilling its legal and fiduciary duties in respect of the Alamos Offer and making every effort to maximize value for the benefit of Aurizon’s shareholders and other stakeholders.  The Company recommends that shareholders defer taking any action in respect of the Alamos Offer until the Board of Directors of the Company makes a recommendation as to the merits of the Alamos Offer.  Shareholders will be promptly notified of any recommendation by the Board of Directors through a news release and circular in accordance with applicable securities laws.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.
George Paspalas, President & CEO   604-687-6600
Julie A.S. Kemp, Corporate Secretary -604-687-6600
Investor Relations: jennifer.north@aurizon.com
Telephone: 604-687-6600    Fax: 604-687-3932
Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com Website:  www.aurizon.com